SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 8, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5332N	December 8, 2006
2.	Regulatory News Service Notice	3558N	December 6, 2006
3.	Regulatory News Service Notice	2011N	December 4, 2006

06019355

SUPPL

dlw 12/19

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/08/06 09:35 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis.

RNS Number:5332N
Elementis PLC
08 December 2006

Elementis PLC
8th December 2006

Elementis plc ("the Company")

The Company announces that it was notified on 8th December 2006 under Section 198 of the Companies Act 1985 that as at 5th December 2006 UBS AG was interested in 19,695,574 Ordinary Shares of 5p each in the Company. These holdings represent 4.46% of the issued Ordinary Share capital of the Company as at 5th December 2006.

Kathryn Silverwood
Assistant Company Secretary
8 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFSLFVLTIIR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/06/06 07:04 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3558N
Elementis PLC
06 December 2006

Elementis PLC
6 December 2006

Elementis plc ("the Company")

The Company announces that it was notified on 6 December 2006 under Section 198 of the Companies Act 1985 that as at 6 December 2006 Schroder Investment Management Limited was interested in 47,735,859 Ordinary Shares of 5p each in the Company. These holdings represent 10.808% of the issued Ordinary Share capital of the Company as at 6 December 2006.

Kathryn Silverwood
Assistant Company Secretary
6 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFELFALRIIR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/04/06 11:29 AM

To "eleanor.bessern <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2011N
Elementis PLC
04 December 2006

Elementis PLC
4 December 2006

Elementis plc ("the Company")

The Company announces that it was notified on 4 December 2006 under Section 198 of the Companies Act 1985 that as at 28 November 2006 Barclays plc was interested in 23,416,275 Ordinary Shares of 5p each in the Company. These holdings represent 5.3% of the issued Ordinary Share capital of the Company as at 28 November 2006.

Kathryn Silverwood
Assistant Company Secretary
4 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
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